Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Cumulus Media Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of filing fee

Fees to Be Paid	$10,000,000(1)	$110.20 per $1,000,000	$1,102

Fees Previously Paid	—		$1,102	(2)

Total Transaction Valuation	$10,000,000(1)

Total Fees Due for Filing			$1,102

Total Fees Previously Paid			$1,102	(2)

Total Fee Offsets			—

Net Fee Due			—

(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $10,000,000 of shares of Class A common stock.

(2) The fee of $1,102 was paid in connection with the filing of the Schedule TO-I by the Company on May 12, 2023.